Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

November 5, 2013

VIA EDGAR

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Graphite Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed November 5, 2013

File No. 0000-54336

Dear Mr. Thompson:

Pursuant to the staff’s comment letter dated October 9, 2013, we respectfully submit this letter on behalf of our client, the Graphite Corp., a Nevada corporation (the “Company”).

Amendment No. 1 to the Company’s Form 10-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about November 5, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form 10-K.

Our Acquisitions, page 5

1. Please disclose the following information for each of your properties:

 The nature of your ownership or other interest in the property.

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A description of all interests in your properties, including the terms of all underlying agreements and royalties.

Company response:  The Company has already disclosed the information being requested to be disclosed on page 5.

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Describe the process by which mineral rights are acquired at each location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

Company response:  The Company has already disclosed some of the information being requested to be disclosed on page 5.  Additionally, the Company has added disclosure to the end of the first paragraph on pages 5 and 7.

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An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

Company response:  The Company has already disclosed some of the information being requested to be disclosed on page 5.  The Company has added disclosure to the end of the first paragraph on page 5.

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Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

Company response: The Company has added disclosure in response to the end of the first paragraph on page 7.

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The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Company response:  The Company has already disclosed the information being requested to be disclosed on pages 5 and 7.

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The area of your claims, either in hectares or in acres.

Company response:  The Company has already disclosed the information being requested to be disclosed on pages 5, 7 and 11.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Company response:  The Company confirms that it has fully discussed the material terms of the land or mineral rights securing agreements.

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

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The location and means of access to your property, including the modes of transportation utilized to and from the property.

Company response:  The Company has already disclosed the information being requested to be disclosed on pages 5 and 7.

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Any conditions that must be met in order to obtain or retain title to the property, and whether you have surface and/or mineral rights.

Company response:  The Company has already disclosed the information being requested to be disclosed on page 5.

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A description of any work completed on the property and its present condition.

Already disclosed on page 10.

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Company response:  The Company has not disclosed the information being requested to be disclosed because it does not apply to the Company.

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A description of equipment, infrastructure, and other facilities.

Company response:  The Company has already disclosed the information being requested to be disclosed on page 5.

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The current state of exploration of the property.

On page 10, the Company has added disclosure that it has not, “. . .  conducted any soil sampling.  Additionally, the Company had already disclosed some of the information being requested to be disclosed on page 11, at the end of the first paragraph and beginning of the second.

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The total costs incurred to date and all planned future costs.

Company response:  The Company needs additional time to further synthesize its data to determine is planned future costs, and will disclose this information in an amendment.

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The source of power and water that can be utilized at the property.

Company response:  The Company has already disclosed some of the information being requested to be disclosed on page 7.  Additionally, the Company has added the following disclosure to page 7:  “. . . the main source of water is ground water and the main source of power is ten miles away in Dillon, Montana,” and referenced ground water on page 5.

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If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature. You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Company response:  The Company has made the request changes.  Please see pages 5 and 7, where the Company has stated:  “The property is without known reserves and our proposed program for exploration of the property is exploratory in nature.”

3. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

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Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

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If there is a phased program planned, briefly outline all phases.

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If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

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Disclose how the exploration program will be funded.

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Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Company response:  The Company requires additional time to further synthesize its data to determine is planned future costs, and will disclose this information in an amendment to the Form 10-K.  The Company expects to amend its Form 10-K not later than November 13, 2013, in response to this comment.

4. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Company response:  The Company has made the requested disclosure.  Please see page 6 of the Form 10-K.

5. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Governmental Regulations, page 13

Company response:  The Company has made the requested disclosure.  Please see page 6 of the Form 10-K.

6. We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in Mr. Brian Goss greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Signatures, page 28

Company response:  The Company has made the requested disclosure.  Please see page 13 of the Form 10-K.

7. In future filings, please list each capacity in which Mr. Goss provides his signature in the second signature block, to include the titles of principal executive, principal financial and principal accounting officer. Refer to General Instruction D to Form 10-K.

Company response:  The Company has made the requested disclosure.  Please see the signature page to the Form 10-K.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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